 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D Under the Securities Exchange Act of 1934
Advanced Semiconductor Engineering, Inc.
(Name of Issuer)
Common Shares, par value NT$10.00 per share
(Title of Class of Securities)
00756M404
(CUSIP Number)
Jason C.S. Chang Room 1901, No. 333, Section 1 Keelung Rd. Taipei, Taiwan, 110 Republic of China Tel: 886-2-6636-5678 Fax: 886-2-2757-6121
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
March 9, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAME OF REPORTING PERSON ASE Enterprises Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,327,202,773
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 1,327,202,773
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,327,202,773
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.9%1
14.	TYPE OF REPORTING PERSON (See Instructions) CO

1 Based on 7,866,207,746 common shares outstanding as of January 31, 2015, as provided by Advanced Semiconductor Engineering, Inc.

1.	NAME OF REPORTING PERSON Aintree Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,327,202,773
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 1,327,202,773
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,327,202,773
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.9%2
14.	TYPE OF REPORTING PERSON (See Instructions) CO

 2 Based on 7,866,207,746 common shares outstanding as of January 31, 2015, as provided by Advanced Semiconductor Engineering, Inc.

1.	NAME OF REPORTING PERSON Value Tower Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 321,454,196
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 321,454,196
	10.	SHARED DISPOSITIVE POWER
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 321,454,196
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.1%3
14.	TYPE OF REPORTING PERSON (See Instructions) CO

3 Based on 7,866,207,746 common shares outstanding as of January 31, 2015, as provided by Advanced Semiconductor Engineering, Inc.

1.	NAME OF REPORTING PERSON JASON C.S. CHANG
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,760,279,181
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 1,760,279,181
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,760,279,181
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.3%4
14.	TYPE OF REPORTING PERSON (See Instructions) IN

 4 Based on 7,882,507,746 common shares which were adjusted to reflect 7,866,207,746 common shares outstanding as of January 31, 2015, as provided by Advanced Semiconductor Engineering, Inc., plus 16,300,000 common shares Jason C.S. Chang may receive upon exercise of options granted to him which are vested or vesting within 60 days of the date hereof.

Introduction

This Schedule 13D is being filed by the Reporting Persons (as defined below) and relates to the common shares, par value NT$10.00 per share (the “Shares”), of Advanced Semiconductor Engineering, Inc., a company incorporated under the laws of  the Republic of China (the “Company”).

Pursuant to Rule 13d-1(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), ASE Enterprises Limited, Aintree Limited and Jason C.S. Chang have previously reported their beneficial ownership under Schedule 13G and amendments thereto, which the last amendment No. 10 amending and supplementing the original Schedule 13G was filed with the SEC on February 1, 2011.

Certain information contained in this Schedule 13D relates to share ownership of persons other than the Reporting Persons. The Reporting Persons expressly disclaim any liability for any such information and for any other information provided in this Schedule 13D that does not expressly pertain to a Reporting Person.

Item 1. Security and Issuer.

The class of equity securities to which this statement relates is the Shares of the Company. The principal executive offices of the Company are located at: 26 Chin Third Road, Nantze Export Processing Zone, Kaohsiung, Taiwan, Republic of China.

The Company’s American Depositary Shares (the “ADSs”), evidenced by American Depositary Receipts, each representing five Shares, are listed on the New York Stock Exchange under the symbol “ASX.”

Item 2. Identity and Background

The name of the first person filing this statement is ASE Enterprises Limited (“ASEE”), a company incorporated under the laws of Hong Kong. The principal business of ASEE is to act as a holding company for Jason C.S. Chang’s holdings in the Company. ASEE is, in turn, wholly owned by a family trust on behalf of Jason C.S. Chang, who is the chairman the Company. The name, business address, present principal occupation or employment and citizenship of each director and executive officer of ASEE are set forth on Schedule A. The address of the registered office of ASEE is 1408 Worldwide House, 19 Des Voeux Road Central, Central, Hong Kong.

The second person filing this statement is Aintree Limited (“Aintree Trust”), a company organized under the laws of the British Virgin Islands. Aintree Trust is a company that holds 100% of ASEE in trust for the benefit of Jason C.S. Chang. The name, business address, present principal occupation or employment and citizenship of each director and executive officer of Aintree Trust are set forth on Schedule B. The address of the registered office of Aintree Trust is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

The third person filing this statement is Value Tower Limited (“Value Tower”), a company organized under the laws of the British Virgin Islands. The principal business of Value Tower is to act as a holding company for Jason C.S. Chang’s holdings in the Company. The name, business address, present principal occupation or employment and citizenship of each director and executive officer of Value Tower are set forth on Schedule C. The address of the registered office of P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

The fourth person filing this statement is Jason C.S. Chang (“Mr. Chang,” together with ASEE, Aintree Trust and Value Tower, the “Reporting Persons”), a citizen of Singapore. Mr. Chang is the Chairman of the Company, a director of ASEE and the sole shareholder and sole director of Aintree Trust and Value Tower. The business address of Mr. Chang is Room 1901, International Trade Building, 19/F, 333 Keelung Road, Sec. 1, Taipei, Taiwan, Republic of China.

None of the Reporting Persons has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or subject to any judgment, decree or final order finding any violation of federal or state securities laws or enjoining future violations of, or prohibiting or mandating activities subject to, such laws.

Item 3. Source and Amount of Funds or Other Consideration.

As of the date hereof, Mr. Chang owns 8,700,000 vested options convertible into 8,700,000 Shares granted to him under the Company’s 2007 Employee Stock Option Plan and 6,840,000 vested options convertible into 6,840,000 Shares granted to him under the Company’s 2010 Employee Stock Option Plan. Under the Company’s 2010 Employee Stock Option Plan, an additional 760,000 options convertible into 760,000 Shares will vest on May 6, 2015.

During the period from March 10, 2011 to May 24, 2011, the Reporting Persons acquired 64,276,000 Shares in open market transactions, which amount constituted 1.06% of the then-outstanding total Shares (calculated based on 6,050,060,512 outstanding Shares as of April 21, 2011 as reported by the Company on the Taiwan Stock Exchange). These acquisitions were purchased at an aggregate consideration of NT$2,118,304,036 (US$73,247,028, based on the exchange rate of  NT$28.92 to US$1.00 on May 24, 2011 as set forth in the statistical release published by the Federal Reserve Board of the United States), and were funded by Mr. Chang’s personal funds.

During the period from May 30, 2011 to May 23, 2012, the Reporting Persons acquired 64,395,000 Shares in open market transactions and an additional options convertible into 4,780,000 Shares were vested, which amount in the aggregate constituted 1.04% of the then-outstanding total Shares (calculated based on 6,654,716,832 outstanding Shares as of April 20, 2012 as reported by the Company on the Taiwan Stock Exchange). These acquisitions were purchased at an aggregate consideration of NT$1,964,356,388 (US$66,385,819, based on the exchange rate of  NT$29.59 to US$1.00 on May 23, 2012 as set forth in the statistical release published by the Federal Reserve Board of the United States), and were partially funded by Mr. Chang’s personal funds and partially funded by short-term borrowings from ASEE’s revolving bank loan facility which ASEE has partially repaid and are currently outstanding in the aggregate amount of US$40,500,000.

Item 4.  Purpose of Transaction

Other than the shares that ASEE, Aintree Trust and Mr. Chang previously obtained prior to the Company’s initial public offering, the Shares acquired by the Reporting Persons reported herein were acquired in open market transactions for investment purposes. The Reporting Persons may, from time to time, make additional purchases of Shares or ADSs either in the open market or in privately-negotiated transactions, depending upon their evaluation of the Company’s business, prospects and financial condition, the market for the Shares the ADSs, other opportunities available to the Reporting Persons, general economic conditions, stock market conditions and other factors. Depending upon the factors noted above, the Reporting Persons may also decide to hold or dispose of all or part of their investments in Shares and/or enter into derivative transactions with institutional counterparties with respect to the Company’s securities, including the Shares and the ADSs.

Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

Item 5.  Interest in Securities of the Issuer

All ownership percentages set forth in this Item 5 are based on 7,866,207,746 Shares outstanding as of January 31, 2015, as provided by the Company.

(a) and (b)

As of the date hereof, ASEE may be deemed to beneficially own 1,327,202,773 Shares, which amounts to 16.9% of the total outstanding Shares (based on 7,866,207,746 common shares outstanding as of January 31, 2015, as provided by the Company). ASEE has the sole voting power to vote and dispose 1,327,202,773 Shares.

As of the date hereof, Aintree Trust may be deemed to beneficially own 1,327,202,773 Shares, which amounts to 16.9% of the total outstanding Shares (based on 7,866,207,746 common shares outstanding as of January 31, 2015, as provided by the Company), as a result of the relationships described in Item 2. Aintree Trust has the sole voting power to vote and dispose 1,327,202,773 Shares.

As of the date hereof, Value Tower may be deemed to beneficially own 321,454,196 Shares, which amounts to 4.1% of the total outstanding Shares (based on 7,866,207,746 common shares outstanding as of January 31, 2015, as provided by the Company). Value Tower has the sole voting power to vote and dispose 321,454,196 Shares.

As a result of the relationships described in Item 2, Mr. Chang beneficially owns 1,327,202,773 Shares through ASEE and Aintree Trust and 321,454,196 Shares through Value Tower. In addition to the Shares Mr. Chang beneficially owns through ASEE, Aintree Trust and Value Tower, Mr. Chang directly owns 95,322,212 Shares. Furthermore, as of the date hereof, under the Company’s Employee Stock Option Plans, Mr. Chang owns vested options convertible into 15,540,000 Shares and options convertible into 760,000 Shares scheduled to vest on May 6, 2015, within 60 days of the date hereof. In effect, as of the date hereof, Mr. Chang may be deemed to beneficially own 1,760,279,181 Shares, which amounts to 22.3% of the total outstanding Shares (based on 7,882,507,746 Shares which were adjusted to reflect 7,866,207,746 Shares outstanding as of January 31, 2015, as provided by Advanced Semiconductor Engineering, Inc., plus 16,300,000 common shares Mr. Chang may receive upon exercise of options granted to him which are vested or vesting within 60 days of the date hereof). Mr. Chang has the sole voting power to vote and dispose 1,760,279,181 Shares.

(c) Except as set forth herein, to the knowledge of the Reporting Persons with respect to the persons named in response to Item 5(a), none of the persons named in response to Item 5(a) has effected any transactions in the Shares during the past 60 days.

(d) No person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities covered by this Schedule 13D.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

The Company has to date granted 16,300,000 options, each exercisable for one Share, to Mr. Chang. Mr. Chang received 8,700,000 of such options through the Company’s 2007 Employee Stock Option Plan and 7,600,000 of such options through the Company’s 2010 Employee Stock Option Plan. The options received through the Company’s 2007 Employee Stock Option Plan are valid for a period of 10 years following the date of grant thereof. Based on the vesting schedule for the Company’s 2007 Employee Stock Option Plan, 100% of the options granted are exercisable from the 5th anniversary following the date of grant thereof at a current exercise price of NT$21.1 per Share. Of such options granted under the Company’s 2007 Employee Stock Option Plan, 5,220,000 Shares were vested prior to December 31, 2010, and 870,000 Shares, 870,000 Shares, 870,000 Shares and 870,000 Shares were vested on June 19, 2011, December 19, 2011, June 19, 2012 and December 19, 2012, respectively. The options received through the Company’s 2010 Employee Stock Option Plan are valid for a period of 10 years following the date of grant thereof. Based on the vesting schedule for the Company’s 2010 Employee Stock Option Plan, 100% of the options granted are exercisable from the 5th anniversary following the date of grant thereof at a current exercise price of NT$20.4 per Share. Of such options granted under the Company’s 2010 Employee Stock Option Plan, 3,040,000 Shares, 760,000 Shares, 760,000 Shares, 760,000 Shares, 760,000 Shares and 760,000 Shares were vested on May 6, 2012, November 6, 2012, May 6, 2013, November 6, 2013, May 6, 2014 and November 6, 2014, respectively, and 760,000 Shares will vest on May 6, 2015.

As of the date hereof, Mr. Chang beneficially owns 1,327,202,773 Shares through ASEE and Aintree Trust and 321,454,196 Shares through Value Tower and directly owns  95,322,212 Shares. Of the 1,327,202,773 Shares Mr. Chang beneficially owns through ASEE and Aintree Trust, 248,471,522 Shares have been pledged but the share pledge does not affect the voting power of ASEE, Aintree Trust or Mr. Chang over the Shares reported herein.

To the best knowledge of the Reporting Persons, there is no contract, arrangement, understanding or relationship (legal or otherwise), other than the agreements relating to the grant of options to Mr. Chang, between the persons enumerated in Item 2, and any other person, with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Materials to be Filed as Exhibits.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 18, 2015

ASE ENTERPRISES LIMITED

By:	/s/ Jason C.S. Chang
	Name:	Jason C.S. Chang
	Title:	Director

AINTREE LIMITED

By:	/s/ Jason C.S. Chang
	Name:	Jason C.S. Chang
	Title:	Director

VALUE TOWER LIMITED

By:	/s/ Jason C.S. Chang
	Name:	Jason C.S. Chang
	Title:	Director

JASON C. S. CHANG

By:	/s/ Jason C.S. Chang
	Name:	Jason C.S. Chang

Schedule A

DIRECTORS AND EXECUTIVE OFFICERS OF ASE ENTERPRISES LIMITED

         The name, business address, title, present principal occupation or employment, and citizenship of each of the directors of ASE Enterprises Limited (“ASEE”) are set forth below. ASEE has no executive officers.

Name and Citizenship	Present Principal Occupation or Employment and Business Address

Jason C.S. Chang (Singapore)
Director, Chairman and Chief Executive Officer of Advanced Semiconductor Engineering, Inc.
Advanced Semiconductor Engineering, Inc., Room 1901,  International Trade Building, 19/F, 333 Keelung Road, Sec. 1, Taipei, Taiwan, Republic of China.

Richard H.P. Chang (Saint Christopher (St. Kitts) and Nevis)
Director, Vice Chairman and President of Advanced Semiconductor Engineering, Inc.
Advanced Semiconductor Engineering, Inc., Room 1901,  International Trade Building, 19/F, 333 Keelung Road, Sec. 1, Taipei, Taiwan, Republic of China.
Richard H.P. Chang is the brother of Jason C.S. Chang.

Schedule B

DIRECTORS AND EXECUTIVE OFFICERS OF AINTREE LIMITED

         The name, business address, title, present principal occupation or employment, and citizenship of each of the directors of Aintree Limited (“Aintree Trust”) are set forth below. Aintree Trust has no executive officers.

Name and Citizenship	Present Principal Occupation or Employment and Business Address

Jason C.S. Chang (Singapore)
Director, Chairman and Chief Executive Officer of Advanced Semiconductor Engineering, Inc.
Advanced Semiconductor Engineering, Inc., Room 1901, International Trade Building, 19/F, 333 Keelung Road, Sec. 1, Taipei, Taiwan, Republic of China.

Schedule C

DIRECTORS AND EXECUTIVE OFFICERS OF VALUE TOWER LIMITED

         The name, business address, title, present principal occupation or employment, and citizenship of each of the directors of Value Tower Limited (“Value Tower”) are set forth below. Value Tower has no executive officers.

Name and Citizenship	Present Principal Occupation or Employment and Business Address

Jason C.S. Chang (Singapore)
Director, Chairman and Chief Executive Officer of Advanced Semiconductor Engineering, Inc.
Advanced Semiconductor Engineering, Inc., Room 1901, International Trade Building, 19/F, 333 Keelung Road, Sec. 1, Taipei, Taiwan, Republic of China.